VIA EDGAR SUBMISSION AND COURIER

Ms. Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
USA - Washington, D.C. 20549-7010

Basel, July 10, 2008

Re:	Syngenta AG
Form 20-F for the year ended December 31, 2007
Filed February 28, 2008
File No. 001--15152

Dear Ms. Cvrkel:

This letter is in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated July 3, 2008 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Syngenta AG (“Syngenta” or the “Company”) filed February 28, 2008 (the “Annual Report”).

Set forth below are responses to the Staff’s comments, as set forth in the Comment Letter.

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Form 20-F for the Year Ended December 31, 2007

Note 16. Deferred Taxes, page F-44

12.
We note from your response to our prior comment 12 that you believe the netting adjustment is required in order to comply with lAS 12 paragraph 74. However, paragraph 74 sets forth the circumstances when it is appropriate to offset deferred tax assets and liabilities, or net the amounts against each other. It appears in Note 16 that you are reducing both deferred tax assets and deferred tax liabilities by a valuation allowance. Please explain to us in greater detail why you believe the netting adjustment in Note 16 is appropriate. Include in your response how you determined the amount of the netting adjustment.

Form 20-F for the year ended December 31, 2007 Filed February 28, 2008 File No. 001--15152	Date: Basel, July 10, 2008 Page: 2/3

IAS 12 does not recognize the concept of a valuation allowance against deferred tax assets and liabilities.  Deferred tax assets and liabilities are either recognized or not recognized. We can confirm for the Staff that the financial statements did not record, or net, any valuation allowances. We acknowledge that the words “net of valuation allowance” as used in Note 16 in the financial statements could cause confusion in light of the absence of valuation allowances, and we will remove these words in future filings. The adjustment we labeled as a “netting adjustment” is not a valuation allowance, but is a presentational adjustment which shows how the aggregate recognized deferred tax asset and liability amounts disclosed in Note 16 reconcile to the amounts presented on the face of the consolidated balance sheet, where deferred tax assets and liabilities which relate to income taxes levied by the same taxation authority have been offset to the extent required by IAS 12 paragraph 74. In future filings, for greater clarity, we will change the description of the netting adjustment line to the following: “Adjustment to offset deferred tax assets and liabilities”. We will also reference this line to a footnote reading as follows:

“Deferred tax assets and liabilities related to income taxes levied by the same taxation authority on the same taxable entity or group of entities are offset against each other for the purposes of presentation on the face of the consolidated balance sheet if a legal right of set-off exists and income tax assets and liabilities are settled at the same time”.

At December 31, 2007, Syngenta recognized total deferred tax assets of US$937 million and total deferred tax liabilities of US$920 million in its financial statements. The first table in Note 16 analyzes these aggregate amounts as required in order to comply with IAS 12 paragraph 81(g), which relates to amounts recognized, rather than amounts presented, in the statement of financial position.  The deferred tax assets and liabilities in this table include amounts which are required by IAS 12 paragraph 74 to be offset against each other when presented on the face of the consolidated balance sheet. The netting adjustment shows this offsetting. The amounts of temporary differences for which deferred tax has not been recognized are excluded from this table, and are shown in the last table on page F-45.

The netting adjustment has been calculated as follows:

•	Deferred tax assets and liabilities have been analyzed by taxation authority and by taxable entity in order to determine where offsetting was required by IAS 12 paragraph 74.

•
Where offsetting was applicable, and deferred tax assets were greater than deferred tax liabilities, a net deferred tax asset has been presented for that taxable entity or group of entities, equal to the aggregate recognized deferred tax assets, reduced by the recognized amount of deferred tax liabilities.

Form 20-F for the year ended December 31, 2007 Filed February 28, 2008 File No. 001--15152	Date: Basel, July 10, 2008 Page: 3/3

•
Where deferred tax liabilities were greater than deferred tax assets, a net deferred tax liability has been presented, equal to the aggregate recognized deferred tax liabilities reduced by the recognized amount of deferred tax assets.

The netting adjustments as at December 31, 2006 and 2005 were calculated on a basis consistent with the above.

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The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me (+41-61-323-5362) or James Halliwell, Group Financial Controller (+41-61-323-7074), with any questions you may have with respect to the foregoing.  Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212-450-4111) of Davis Polk & Wardwell, Syngenta’s counsel, with respect to this letter.

Very truly yours,

/s/ John Ramsay
John Ramsay Chief Financial Officer

cc:    Michael Mack
James Halliwell
Syngenta AG

Michael Kaplan
Davis Polk & Wardwell

Eric Ohlund
               Ernst & Young AG